Exhibit 99(a)(5)(B)

News Release

THE COOPER COMPANIES ANNOUNCES

RESULTS OF ITS REPURCHASE OF TENDERED

2.625% CONVERTIBLE SENIOR DEBENTURES DUE 2023

PLEASANTON, Calif., July 1, 2008 – The Cooper Companies, Inc. (NYSE:COO) today announced the results of its offer to repurchase its 2.625% Convertible Senior Debentures due 2023 (the “Securities”) pursuant to the terms of the indenture. The holders’ option to surrender their Securities for repurchase expired at 5:00 p.m., New York City time, on June 30, 2008.

The company has been advised by the paying agent, Wells Fargo Bank, National Association, that all $115 million in aggregate principal amount of Securities were validly surrendered. The company has accepted all of these Securities for repurchase, and therefore no Securities remain outstanding. The repurchase price for the Securities was $1,000 in cash per $1,000 principal amount, and the aggregate repurchase price for all the Securities repurchased was $115 million, plus accrued and unpaid interest. The company is paying the aggregate repurchase price from borrowings under its $650 million revolving line of credit.

ABOUT THE COOPER COMPANIES, INC.

The Cooper Companies, Inc. manufactures and markets specialty healthcare products through its CooperVision and CooperSurgical units. Its corporate offices are in Pleasanton, CA.

CooperVision, Inc. (www.coopervision.com) develops, manufactures and markets a broad range of contact lenses for the worldwide vision correction market. Headquartered in Pleasanton, CA, it manufactures in: Juana Diaz, Puerto Rico; Norfolk, VA; Rochester, NY; Adelaide, Australia; Hamble and Hampshire, England; and Madrid, Spain.

CooperSurgical, Inc. (www.coopersurgical.com) develops, manufactures and markets medical devices, diagnostic products and surgical instruments and accessories used primarily by gynecologists and obstetricians. Its major manufacturing and distribution facilities are in Trumbull, CT.

CONTACT:

The Cooper Companies, Inc.

Kim Duncan, Director, Investor Relations

925-460-3663

ir@coopercompanies.com